Mailstop 3561

								April 7, 2006

Via U.S. Mail

Mr. Matthew J. Zola
MS Structured Asset Corp.
1585 Broadway
New York, NY  10036

Re:	MS Structured Asset Corp.
	Post-Effective Amendment no. 4 to Registration Statement on
Form
S-3
	Filed March 13, 2006
	File No. 333-101155

Dear Mr. Zola,

	We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Our page references are to the marked copies that you provided.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General
1. Please confirm that the depositor or any issuing entity
previously
established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered
a
class of asset-backed securities involving the same asset class as this offering.
2. We note on page S-18 that you will file the trust agreement following the issuance and sale of the units. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax
opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves
assets,
structural features, credit enhancement or other features that were
not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features
reasonably contemplated to be included in an actual takedown.
5. In an appropriate section, please provide a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. We suggest showing items paid out of the trustee`s fee be shown with
footnotes
or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.
6. Please confirm that you will meet Form S-3 transaction requirements. In particular, confirm that delinquent assets will not constitute more than 20% of the asset pool as provided in
Instruction
I.B.5. of Form S-3.
7. Furthermore, confirm that the asset pool will not contain any non-
performing assets as of the measurement date. Refer to Item 1101(c)(2)(iii) of Regulation AB.
8. Please revise to include the information called for by Item
1105
of Regulation AB in an appropriate section. Also, if you intend to provide static pool information on an Internet website, please disclose your intention in the base prospectus. Refer to Rule 312(a)(1) of Regulation S-T.
9. We note several disclaimers of liability for the accuracy and completeness of material information within the registration statement. Material information provided by the issuer or any of their affiliates is not appropriate. Please delete these disclaimers throughout the prospectus and supplement.
10. Please revise to describe affiliations among parties in a separately captioned section. Refer to Item 1119 of Regulation AB. Please also list this section in your table of contents.
11. In a separate section, please revise to provide brackets to describe legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to Item 1117 of
Regulation AB. Please also list this section in your table of contents.
12. Please explain whether the issuance of a put option in favor of the Issuing Entity would be consistent with the requirement in Rule
3a-7(a)(3) under the Investment Company Act of 1940 (the "1940 Act") that the Issuing Entity dispose of eligible assets only if the disposal is not for the purpose of recognizing gains or avoiding losses resulting from market value changes.
13. Please explain whether the exercise of a put option by the trustee or the exercise of a call option, right, or warrant by certain specified persons, which would enable those persons to acquire Units of a particular series or underlying trust property, is consistent with Rule 3a-7(a)(1) under the 1940 Act. Specifically, please explain whether the payments derived from a put option or call option, right, or warrant are consistent with the requirement that the issuing entity issue securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.
14. Please explain how any underlying trust property subject to a put option or call option, right or warrant would be selected.
15. Please explain whether the holder of a put option or call option, right, or warrant would be limited to sophisticated investors (e.g.,
Qualified Institutional Buyers as defined in Rule 144A of the Securities Act of 1933).

Registration Statement Cover Page
16. With your next amendment, please revise your cover page to reflect that you are filing post-effective amendment number 5.
Also,
please revise to reflect the correct file number.

Prospectus Supplement
Cover Page
17. Please revise your statement on the cover page to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB, if applicable. In this regard, please clarify that the securities represent the obligations of the "issuing entity" here and on the cover page of the base prospectus.
18. Please add bracketed language and provide disclosure on the asset type(s) being securitized. Refer to Item 1102(c).
19. We note that you may issue floating rate notes. Please add bracketed information and provide the required disclosure pursuant to
Item 1102(f).
20. Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

Table of Contents, page S-2
21. Please expand your table of contents to delineate each of the various subsections in the prospectus supplement and/or base prospectus to assist investors in locating the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections; however, the subsections are not listed in the table of contents. Please revise accordingly.

Summary, page S-5
General
22. Please revise to identify the "servicer" as contemplated in
Item
1101(j) of Regulation AB and Section 3.01 of Regulation AB
Telephone
Interpretations. Also, refer to Item 1103(a)(1). We note your disclosure on page 18 of the base prospectus.
23. Please revise to identify the "Trust" as the Issuing Entity in the summary.
24. Please provide a brief summary of circumstances of when pool
assets can otherwise be added, 	removed, or substituted.  Refer
to
Item 1103(a)(6) of Regulation AB.
25. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Units, S-5
26. If you contemplate issuing securities in the same transactions that will not be offered pursuant to this prospectus, please revise to identify securities here. Refer to Item 1103(a)(3)(i) of Regulation AB.

Trustee Compensation, page S-9
27. Please revise to disclose the distribution priority of the compensation to the trustee. Refer to Item 1103(a)(7).

Swap Agreements, page S-9
28. Please add brackets to clarify you will provide financial information if the aggregate significance percentage is 10% or more, here or in an appropriate section. Refer to Item 1115(b) of Regulation AB.
Credit Support, S-10
29. Please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Refer to Item 1103(a)(3)(ix) of Regulation
AB.

Description of Trust Property, page S-21
General, page S-21
30. Please tell us what you mean by "significant portion."
31. We note you urge investors to read additional material relating to the underlying securities. However, you may not incorporate by reference material information on the pool assets required under Item
1111 of Regulation AB. You may only incorporate by reference certain third party financial information. Refer to Item 1100(c) of Regulation AB. Please delete this phrase and revise your disclosure to clarify that all material information on the pool assets will be provided in the registration statement.


Available Information, S-23
32. It is not clear what the phrase "concentrated underlying securities" represents. Please delete this phrase and add bracketed language and disclose that you will provide all of the information as outlined in Item 1112 of Regulation AB for each significant obligor, including financial information outlined in Item 1112(b) if the significant obligor represents 10% or more of the asset pool. Please refer to Item 1101(k) for the definition of significant obligor.

Credit Support, page S-33
33. We note that your form of disclosure on page S-34 that you will provide financial information for certain support providers that will cover 20% or more of the trust property. Please revise your form of disclosure to clarify that you will provide the financial information outlined in Item 1114(b) of Regulation AB if the entity is liable or contingently liable to provide payments representing 10% or more and
20% or more of the cash flow supporting the offered securities.

Swap Agreements, page S-35
34. Please revise to provide form of disclosure to clarify that you will disclose the significance percentage. Refer to Item
1115(a)(4).
Furthermore, please provide bracketed form of disclosure indicating that you will provide the financial information outlined in Item
1115(b).

Base Prospectus
General
35. We note in various sections of the base prospectus your statements "unless otherwise specified in the related prospectus supplement" or "to the extent that they differ materially from, or are in addition to the summary below, will be described in the applicable prospectus supplement," appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Instead, please disclose all assets, structural features and credit enhancement that you reasonably contemplate including in the ABS offering.

Incorporation of Certain Documents by Reference, page 13
36. Please delete the phrase "before, on" from the first sentence. Please note that documents subsequently filed by the registrant shall be deemed to be incorporated by reference into the prospectus. Refer to paragraph (b) of Item 12 of Form S-3.
37. Furthermore, please delete the phrase "from the date of filing of those documents." Alternately, please tell us the purpose and intended consequence of this phrase.

Use of Proceeds, page 14
38. We note that "net proceeds" will be used by the depositor. If expenses will be incurred in connection with the selection and acquisition of pool assets and are payable from offering proceeds, please disclose the amount of such expenses in the prospectus supplement. Refer to Item 1107(j) of Regulation AB.

The Depositor and Sponsor, page 15
39. It is unclear that MS Structured Asset Corp. meets the
definition
of a "sponsor" pursuant to Item 1101(l) of Regulation AB since it may
not be the transaction party selling its securities to the trust. The transaction party considered the "sponsor" involves a facts and circumstances analysis. Refer to the SEC Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, specifically Section 4.01 of Regulation AB, which is available on our website at http://www.sec.gov/interps/telephone.shtml. Please provide us your detailed analysis to clarify which party or parties would be viewed as the "sponsor" and make the necessary revisions to
your registration statement.
40. Please expand your disclosure to address the depositor`s experience in securitizing securities of the type listed on page 35 on the base prospectus to the extent material. Refer to the introductory paragraph of Item 1106 and Item 1104(c) of Regulation AB.

Retained interest, page 19
41. Please tell us how securities that include a retained interest would be structured. For example, when and how are the characteristics of a security changed into two separate securities, one of which has a retained interest? Who would own the retained interest and how would such interest be retained (i.e., will the holder of the retained interest own a certain class of securities in
the Trust)?    Also, please advise how you would meet the
requirement
that the depositor would be free to publicly resell the underlying securities if there is a retained interest in the deposited assets.
Refer to Securities Act Rule 190(a)(3).
Evidence as to compliance, page 22
42. We note that a firm of independent public accountants will furnish a report to the trust based on "specified agreed procedures."
We also note that the trustee will provide an annual statement regarding its obligations under the trust agreement. Please tell us whether these reports are in addition to the compliance reports described on page 33 under "trustee compliance certifications and reports."

Delisting of Units, page 26
43. Please note that as long as the Units are registered under
Section 12(b) of the Securities Act and subject to ongoing reporting under Section 13(a) of the Exchange Act, the depositor will continue to have a reporting obligation even if the underlying issuer or any swap counterparty no longer is a reporting company or fails to file its Exchange Act reports with the Commission. Please revise to clarify here and in the related risk factor that if the depositor proceeds to de-list the Units from the NYSE, the depositor will need to complete this process "prior to" the date the depositor is required to provide information on the underlying issuer pursuant to
Item 1110 of Regulation AB or the swap counterparty pursuant to Item
1115 of Regulation AB. Also, please revise to clarify that this option is not available to the depositor in the fiscal year within the first bona fide sale in a takedown of Units under the registration statement occurred. Refer to Exchange Act Rule 15d-22.

Trustee compliance certifications and reports, page 33
44. We note that the trustee will be providing an assessment report and attestation report pursuant to Exchange Act 15d-18. Please advise whether the depositor will be providing an assessment report and attestation report as well. Also, please revise here or in an appropriate section that the depositor will sign the annual report on
Form 10-K as well as the Section 302 Certification. Refer to the Manual of Publicly Available Telephone Interpretations, specifically
Section 18.01 of Regulation AB.

Description of Trust Property, page 35
Underlying securities, page 35
45. We note that the asset pool may include foreign assets.
Please
provide bracketed form of disclosure in the prospectus supplement as outlined in Item 1100(e) of Regulation AB.
46. We note that the asset pool may include "term preferred capital securities." Please provide us an analysis to support how these types of securities would meet the definition of an asset-backed security, in particular that the securities would, by their terms convert into cash within a finite time period. Refer to Item 1101(c)(1) of Regulation AB.
47. Refer to the third bullet on page 39. It is not clear whether the asset pool may include underlying securities in which the depositor, MS&Co. or its affiliates has participated in the transaction. If so, please revise your disclosure to clarify how you will comply with Rule 190(b) of the Securities Act.

Swap agreements, page 45
General, page 45
48. Please delete the phrase "any other similar transaction" that appears in the first bullet.

Floating rate Units, page 58
49. We note that you may use "any other similar interest rate basis."
Please confirm to us that in no eventuality will you use an "interest rate basis" which is not an index of interest rates for debt, e.g. a commodities or stock index.

Part II

Undertakings
50. Please revise to provide updated undertakings as required by Item
512(a) of Regulation S-K.

Exhibits
51. It appears that the trust agreement you have incorporated by reference does not comply with the new requirements in Exchange Act
Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation
AB.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	If you have any questions regarding these comments, you may contact Rolaine S. Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3348.


								Sincerely,


								Jennifer G. Williams
								Special Counsel


cc:	Via Facsimile: (202) 974-1999
	Michael A. Mazzuchi, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
Mr. Mattew J. Zola
MS Structured Asset Corp.
April 7, 2006
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